

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

October 19, 2010

Joseph Kwok
Chief Executive Officer
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, New Jersey 07656

> **Re: SeaCube Container Leasing Ltd.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 12, 2010**
> **File No. 333-165752**

Dear Mr. Kwok:

We have reviewed your filing and have the following comments.

Capitalization, page 43

1. As previously requested in comment 17 of our letter dated April 23, 2010, please clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts. For example, the actual cash amount as of June 30, 2010 is $32.6 million and the as adjusted cash amount is $68.8 million. You disclose on page 8 that the net cash proceeds amount from the offering is expected to be $34.9 million. It is not clear how you arrived at the $68.8 million based on this net cash proceeds amount. Please revise your disclosures accordingly.

2. Note (2) to your table states that common shares will be issued to your directors prior to the completion of the offering. In a similar manner to your response to comment 50 of your letter dated April 30, 2010, please disclose that these shares will be valued at the IPO price.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joseph A. Coco, Esq. (*Via facsimile 917/777-3050*)
        Skadden, Arps, Slate, Meagher & Flom LLP
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